UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 Amendment No. 2

                    Under the Securities Exchange Act of 1934

                             ADSOUTH PARTNERS, INC.
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                   00737M 20 0
                                 (CUSIP Number)

                             Asher S. Levitsky P.C.
                        Esanu Katsky Korins & Siger, LLP
                                605 Third Avenue
                            New York, New York 10158
                                 (212) 953-6000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 June 17, 2005
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
              (4), check the following box. 9

         Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.
         See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

CUSIP No. 00237M 20 0           SCHEDULE 13D

1.     Names  of  Reporting  Persons.
       I.R.S. Identification Nos. of above persons (entities only). JOHN P. ACUNTO, JR.

2.     Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)
       (a)  [ X ]
       (b)  [   ]

3.     SEC  Use  Only.

4.     Source of Fund
       PF (STOCK)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       USA

Number  of  Shares  Beneficially  Owned  by  Each  Reporting  Person  With

7.     Sole  Voting  Power         2,734,402     31.8%
8.     Shared  Voting  Power               0      0.0%
9.     Sole  Dispositive  Power    2,734,402     31.8%
10.    Shared Dispositive Power            0      0.0%

11.    Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
        2,734,402

12.    Check  if  the  Aggregate Amount in Row (11) Excludes Certain Shares [ ]

11.    Percent  of  Class  Represented  by  Amount  in  Row  (11)         31.8%

12.    Type  of  Reporting  Person          IN


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

CUSIP No. 00237M 20 0           SCHEDULE 13D

1.     Names  of  Reporting  Persons.
       I.R.S. Identification Nos. of above persons (entities only). ANGELA E. ACUNTO

2.     Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)
       (a)  [ X ]
       (b)  [   ]

3.     SEC  Use  Only.

4.     Source of Fund
       PF (STOCK)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       USA

Number  of  Shares  Beneficially  Owned  by  Each  Reporting  Person  With

7.     Sole  Voting  Power          1,933,334      24.2%
8.     Shared  Voting  Power                0       0.0%
9.     Sole  Dispositive  Power     1,933,334      24.2%
10.    Shared Dispositive Power             0       0.0%

11.    Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
        1,933,334

12.    Check  if  the  Aggregate Amount in Row (11) Excludes Certain Shares [ ]

11.    Percent  of  Class  Represented  by  Amount  in  Row  (11)         24.2%

12.    Type  of  Reporting  Person          IN


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

Item 1.  Security and Issuer.

         This Amendment No. 3 relates to the common stock, par value $.0001 per share ("Common Stock"), of Adsouth Partners, Inc., a Nevada corporation (the "Company"), and amends the Schedule 13D, which was filed with the Securities and Exchange Commission (the "Commission") on February 4, 2004 and subsequently amended. The Schedule 13D, as amended prior to this Amendment, is hereinafter referred to as the "Schedule." All capitalized terms used in this Amendment and otherwise undefined shall have the meanings ascribed in the Schedule.

         This Amendment is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information that has materially changed since the filing of the Schedule.

Item 4.  Purposes of Transaction.

         In connection with the private placement by the Company of its securities Mr. Acunto resigned as an officer and director of the Company and entered into a three-year consulting agreement (the "Consulting Agreement"), dated June 17, 2005, with the Company. The Consulting Agreement grants Mr. Acunto the right, during the term of the agreement, to designate one individual reasonably acceptable to the Company to serve as a director provided that such person meets the test for independence under the rules of the Nasdaq Stock Market.

         Pursuant to the Consulting Agreement, Mr. Acunto agreed and obtained the agreement of his wife that, prior to June 17, 2007 (two years after the closing of the private placement), they would not sell any of the 933,334 shares of common stock that each of them received in the reverse merger in January 2004, and that during such two-year period they would not sell any other shares of common stock owned by them except with the limitations of Rule 144 of the Commission pursuant to the Securities Act of 1933, as amended. Commencing June 17, 2007, Mr. and Mrs. Acunto will continue to be restricted to the Rule 144 limitation as long as they own, in the aggregate, at least 10% of the Company's outstanding common stock.

         Pursuant to the Consulting Agreement, the Company granted Mr. Acunto a non-qualified stock option (the "Option") to purchase 2,000,000 shares of common stock at an exercise price of $.65 per share, which is exercisable immediately (subject to an increase in the authorized common stock) as to 500,000 shares and thereafter in quarterly installments based on the Company's gross profit for the quarter.

         The Consulting Agreement is described in the Company's Report on Form 8-K which has an event date of June 17, 2005 and which was filed on June 20, 2005. A copy of the Consulting Agreement is filed as an exhibit to that report on Form 8-K.

Item 5.  Interest in Securities of the Issuer.

         On May 23, 2005, Mr. Acunto purchased 7,800 shares of common stock at $.85 per share in open market purchases.

         On June 16, 2005, the Company granted Mr. Acunto an option to purchase 49,314 shares of common stock at an exercise price of $.74 per share. The option was granted pursuant to Mr. Acunto's employment agreement with the Company which provided for the grant of options based on the


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

Company's gross profit, with the exercise price being the closing price on the last trading day of the quarter.

         On June 17, 2005, the Company granted the Option to Mr. Acunto.

         As of June 20, 2005, Mr. Acunto owned 1,795,087 shares of common stock, representing 23.4% of the outstanding shares of common stock, and options to purchase 939,315 shares of common stock which are exercisable within 60 days from that date. The number of exercisable options includes the option to purchase 500,000 shares which is subject to an increase in the authorized common stock. Mr. Acunto beneficially owned 2,734,402 shares, or 31.8% of the Company's common stock, on June 20, 2005.

         The previously reported pledge by Mr. Acunto of 200,000 shares of common stock as security for the Company's note to Mark Begelman has terminated since the Company has paid its note to Mr. Begelman.

         As of June 20, 2005, Mrs. Acunto owned 1,600,000 shares of common stock, representing 20.9% of the outstanding shares of common stock, and options to purchase 333,334 shares of common stock which are exercisable within 60 days from that date. As a result, Mrs. Acunto beneficially owned 1,933,334 shares, or 24.2% of the Company's common stock, on June 20, 2005. Together, Mr. and Mrs. Acunto beneficially owned 4,667,736 shares, or 52.2% of the outstanding common stock, on June 20, 2005.

         Mrs. Acunto has pledged 333,334 shares of Common Stock to each of Argyll Equities and Platinum Securities to secure her three-year note in the principal amount of $400,000.

         Except as disclosed above, neither Mr. Acunto nor Mrs. Acunto made any other purchases or sales of the Company's securities during the 60 days prior to the date of this report.

         Mr. and Mrs. Acunto each disclaims beneficial ownership of the securities owned by the other.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Reference is made to the Consulting Agreement.

Item 7.  Material to be Filed as Exhibits.

         1.       Consulting agreement dated as of June 17, 2005, between John
P. Acunto, Jr. and the Company.(1)


(1) Filed as an exhibit to the Company's Form 8-K with an event date of June 17, 2005 which was filed with the Commission on June 20, 2005, and incorporated herein by reference.


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

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information contained in this Statement is true, complete and correct.

Dated June 20, 2005


                                          /S/ John P. Acunto, Jr.
                                          ----------------------------
                                          John P. Acunto, Jr.

                                          /S/ Angela E. Acunto
                                          ---------------------------
                                          Angela E. Acunto





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